4/16


03022962

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corp.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1116 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/23/03

82-1116

SHARP

03 JUN 15 7:21

ARIS
3-31-03

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2003

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1.Results for the year ended March 31, 2003

(1) Results of Operation

Millions of Yen

	Net Sales	(Percent Change)	Operating Income	(Percent Change)
Year ended March 31, 2003	2,003,210	(+11.1%)	99,466	(+35.2%)
Year ended March 31, 2002	1,803,798	(-10.4%)	73,585	(-30.5%)

	Net Income	(Percent Change)	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity
Year ended March 31, 2003	32,594	(+188.2%)	29.37	29.15	3.6%
Year ended March 31, 2002	11,311	(-70.6%)	10.10	–	1.2%

Note:(1) Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2003 ; 779 million yen
March 31, 2002 ; 776 million yen
(2)Average number of shares outstanding for the year ended March 31, 2003 ; 1,101,015,886 shares
for the year ended March 31, 2002 ; 1,119,548,401 shares
(3)Accounting changes : None
(4)The percentage figures for net sales, operating income and net income represent the percentage of increase or decrease against the previous year.
(5)For net income per share of the year ended March 31, 2003, we apply the calculating method provided by Accounting Standards Board of Japan.

(2) Financial Position

Millions of Yen

	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share (Yen)
Year ended March 31, 2003	2,004,832	902,116	45.0%	827.51
Year ended March 31, 2002	1,966,909	926,856	47.1%	834.56

Note: (1)Number of shares outstanding as of March 31, 2003 ; 1,089,855,176 shares
as of March 31, 2002 ; 1,110,598,366 shares
(2)For shareholders' equity per share of the year ended March 31, 2003, we apply the calculating method provided by Accounting Standards Board of Japan.

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents Ending Balance
Year ended March 31, 2003	269,130	-165,833	-57,847	271,712
Year ended March 31, 2002	139,068	-164,094	32,139	231,404

(4) Consolidated subsidiaries and companies accounted for on the equity method

Number of consolidated subsidiaries : 45 companies (Name of major subsidiaries: Sharp Electronics Marketing Corp. , Sharp Electronics Corporation<USA>, etc.)
Number of nonconsolidated subsidiaries accounted for on the equity method: 1 company (Name of subsidiary: Kalyani Sharp India Ltd.)
Number of affiliates accounted for on the equity method: 10 companies (Name of major affiliates: Sharp- Roxy (Hong Kong) Ltd., etc.)

(5) Changes in Number of consolidated subsidiaries and affiliates

Consolidated (Addition) 1company: P.T. Sharp Yasonta Indonesia
Equity method (Exclusion) 1company: P.T. Sharp Yasonta Indonesia

2.Forecast for the year ending March 31, 2004

Millions of Yen

	Net Sales	Operating Income	Net Income
Year ending March 31, 2004	2,150,000	110,000	50,000

Note: Forecast for Net Income per share ; 45.88 Yen (calculation based on the number of shares outstanding as of March 31, 2003)

Management Policy

1. Basic Management Policy

Sharp's business creed is based on the principles of "Sincerity and Creativity". Our aim is to inspire all our daily work with these principles so that we can earn the appreciation and satisfaction of people everywhere, and thereby make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

Since its founding, Sharp has consistently worked to make productive contributions to society at large through the development of unique, one-of-a-kind products that are ahead of their time. As we enter the 21st century, we find ourselves in the midst of major changes in the economic environment. At this time of great change, Sharp has set a goal to be a "valued, one-of-a-kind enterprise," based on a policy of providing new lifestyle ideas and satisfaction to our customers by developing proprietary electronic devices and creating uniquely featured products that make full use of leading-edge electronics technologies, and has committed itself to the following business strategy.

(1) Expand Product Business and Improve Brand Value in Global Markets

We are boosting our worldwide LCD color TV business with the unparalleled production capacity that the Kameyama Plant will bring about. At the same moment, we are improving our unique products that fit the new era, by the creation of innovative mobile products for the coming ubiquitous wireless environment and the development of newly categorized appliances that are environmentally friendly and health conscious. We are raising the value of the Sharp brand by creating one-of-a-kind products.

(2) Strengthen Development of Proprietary Electronic Devices to Create One-of-a-kind Products

We will work to further strengthen the competitiveness of our LCD business by improving one-of-a-kind LCD technologies such as "System LCDs". We will introduce proprietary production technologies and strengthen patent strategies. As for IC and Other Electronic Component business, we are committed to "refocus and consolidation", meaning that we will only emphasize uniquely featured electronic devices in growth areas.

(3) Implement "Green" Business, and Improve Product Quality and Safety

We intend to take more concerted action aimed at protecting the environment by implementing "green" business (environmental business), such as developing products and devices that conserve energy and resources, as well as create energy. In addition, we are committed to ensuring the quality and safety of our products, and have set a goal of further improving customer satisfaction.

(4) Establish Human Resources Management to Motivate our Employees and Increase Corporate Competitiveness

We are committed to nurture the leaders of tomorrow by expanding educational programs to enhance their current skills and to acquire new skills for future career. We will also thoroughly implement a results-oriented personnel evaluation system and systematically introduce innovations that reflect changes in work ethic.

By deploying such a business strategy, we are aiming to improve ROA (return on assets), ROE (return on equity), and free cash flow as the main management indicators in terms of profitability, shareholder value, and efficiency of capital utilization. We are assessing our business divisions based on "profit after capital cost" (PCC), which subtracts the cost of invested capital from after-tax operating income, as we continue to revamp our business structure. Through these efforts, we are fulfilling our social responsibilities as a corporate citizen and further raising the corporate value as we seek the trust of society.

3. Basic Policy on Distribution of Earnings

Sharp considers passing along profits to shareholders to be one of the most important management issues we face. While maintaining consistently stable dividend pay-outs, and while carefully considering our business performance and financial situation in a comprehensive manner, we have implemented a set of policies to return profits to our investors, such as increasing the amount of periodic dividends or initiating stock splits. In addition, to improve shareholder value, we intend to purchase outstanding shares, to hold them as treasury stocks. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures. We will respond to the expectations of our shareholders by promoting business practices that emphasize solid cash flows.

4. Basic Philosophy of Corporate Governance, and Policies for its Implementation

(1) Basic Philosophy of Corporate Governance

Sharp has always been a manufacturing and technology oriented company. In today's harsh competition, making speedy decisions is indispensable for such a company. We strongly believe that the current Board of Directors/Statutory Auditors System meets this purpose and we plan to further strengthen this system to expand our business and enhance corporate governance. We are increasing management transparency by broadening the scope of the information disclosed so that all shareholders and investors are able to have access to corporate information promptly.

(2) Status of Policy Implementation Related to Corporate Governance

1) Management organization related to decision-making, execution and supervision, and other corporate governance systems of the company

- Because our policy is to enable hands-on decisions to be made by competent personnel who understand Sharp business philosophy, and who have the skills to implement them, no outside corporate directors have been appointed to our Board of Directors. However, we continue to work to improve and strengthen our Statutory Auditors System, and three of our four statutory auditors are outside auditors.
- In addition to regular monthly meetings of our Board of Directors, extraordinary meetings of the Board are convened as necessary, wherein the Board makes decisions related to matters stipulated by law and to management-related matters of importance, and exercises its on-going oversight responsibility over the business and affairs of the corporation.
- The company receives timely advice in cases involving legal decisions from its corporate attorneys. In addition, Asahi & Co., our Accounting Auditor, conducts periodic accounting audits, and based on the results, offers proposals for continuous improvement in our administrative operations.

2) Summary of personal, capital, and business relationships, and other interests of outside corporate directors and outside auditors existing between the companies involved
   - No outside directors are appointed to our Board of Directors. There are no relevant matters relating to our outside auditors.

3) Implementation of measures intended to improve and enhance corporate governance of the company in the past year:
   - In fiscal 2002, the Board of Directors held meetings 19 times (compared to 15 times in fiscal 2001), and in addition to deciding matters stipulated by law and matters of importance related to management, the Board carried out its oversight responsibility over the business and affairs of the corporation.
   - As a constructive measure to further enhance awareness of all executives and employees for compliance with the laws and statutes of Japan and foreign countries in which we do business, the company adopted a "Sharp Charter of Conduct" as a concrete policy statement to act in conformance with our corporate code of ethics. Through these efforts, we developed a framework to enable corporate governance to function effectively.

(3) Future measures intended to improve and enhance corporate governance

To improve management maneuverability and flexibility, and to clearly articulate the responsibilities of company management during each accounting period, we plan to submit a motion at the annual meeting of shareholders in June 2003, to amend the Articles of Incorporation to shorten the term of office for members of the Board of Directors from two years to one.

Operating Results and Financial Position

1. Fiscal 2002 in Review

During fiscal 2002, extremely harsh economic conditions continued in Japan, reflecting the prolonged deflation that gave negative impacts to the stock market and employment, as well as personal income. Personal spending also fell into stagnation in the end of the period. Overseas, such factors as a slowing US economy, worldwide decreasing stock prices and political tension in Middle East indicated the world economic uncertainty.

Despite these conditions, Sharp introduced one-of-a-kind products that create a new life style and developed the proprietary devices to be applied to these one-of-a-kind products. In product business, we expanded our business of LCD color TVs, mobile phones with cameras, and health-conscious appliances using Plasmacluster Ion technology. In device business, we increased sales of our advanced high-value-added LCDs, such as ASV LCDs with wide-viewing-angle and high-response-rate, and transflective Advanced TFT LCDs. At our Tenri Plant, we started mass production of System LCDs, the innovative LCDs of next-generation. In response to increasing market demand, we enhanced production capacity for CCD and CMOS imagers. As for photovoltaic power systems, we increased solar cells production capacity to the world's highest level. We also started operation of a new plant that produces laser diodes and other compound semiconductors.

As a result of these efforts, the current fiscal year recorded domestic net sales of ¥1,057.4 billion, up 7.5% from the previous year, and overseas net sales of ¥945.8 billion, up 15.3%, for a total of ¥2,003.2 billion, up 11.1%. Operating income was ¥99.4 billion, up 35.2% from the previous year. Net income was ¥32.5 billion, up 188.2% despite the extraordinary losses generated from the selling and revaluating of the investment in securities due to the steep decline in stock prices.

Regarding cash flow, net cash provided by operating activities was ¥269.1 billion, while net cash used in investing activities was ¥165.8 billion. Net cash used in financing activities was ¥57.8 billion. As a result, cash and cash equivalents at the end of the period were ¥271.7 billion, increases of ¥40.3 billion over the previous year.

Sharp purchased 20,000,000 of its own shares at a total cost of ¥25.6 billion from the market. With this purchase, we completed the purchase of all shares based on the decision made at the Ordinary General Meeting of Shareholders on June 27, 2002, which authorized the Company to purchase 20,000,000 of Sharp corporation common stock with an aggregate purchase price of ¥30.0 billion at the maximum.

Sharp plans to declare an annual dividend for fiscal 2002 of 15 yen per share, an increase of 1 yen per share over the previous year. Since an interim dividend of 7 yen per share has already been paid, we plan to propose a year-end dividend of 8 yen at the 109th Ordinary General Meeting of Shareholders.

Operating results by product group are as follows:

Audio-Visual and Communications Equipment

Although sales of the existing products such as LCD camcorders and VCR stagnated, LCD color TVs and mobile phones with cameras had significant sales increases, resulting in net sales of ¥746.4 billion, up 13.8% over the previous year.

Home Appliances

Sharp expanded a line-up of uniquely featured products, including air conditioners and air purifiers incorporating our proprietary Plasmacluster Ion technology which inactivates airborne molds, and fully-automatic washing machines that use silver ions to inactivate bacteria and make clothes odor-proof. Due to the market price decline, however, net sales resulted in ¥223.8 billion , dropping 5.3% from the previous year.

Information Equipment

Although LCD color monitors and full-color digital color copier/printer gave their steady showings, sales of PCs declined, resulting in net sales of ¥376.1 billion, down 1.6%.

ICs

CCD and CMOS imagers and flash memory posted the healthy growth as mobile phones become more advanced and sophisticated in features, with the result being net sales of ¥124.7 billion, up 7.5%.

LCDs

Sharp continued its aggressive strategy for high-value-added LCDs. While sales of large-size TFT LCDs largely increased in the first half of fiscal 2002, small- and medium- size LCDs for mobile phones also enjoyed steady sales increases in the second half of the fiscal year, resulting in net sales of ¥346.6 billion, up 32.7% over the previous year.

Other Electronic Components

Components such as solar cells, laser diodes continued their strong showings. The result was net sales of ¥185.3 billion, up 21.7%.

2. Forecast for Fiscal 2003

Looking ahead, worldwide economy gives no ground for optimism, due to the international political tension, decreasing stock prices in the global market and stagnation in the US economy.

Despite the less-than-promising outlook, Sharp is strengthening its one-of-a-kind strategy, as we work to improve profitability and get the maximum value out of the company.

In product business, we are aiming to boost worldwide sales of LCD color TVs even more, by expanding our lineup with the introduction of portable models using batteries and models for terrestrial digital broadcast. We will also start operation of Kameyama plant, where we will unify production of LCD panels and LCD color TV sets at a single site, with the aim of expanding sales in the global market. With regard to mobile phones, we are introducing high-value-added models with our proprietary leading edge devices in efforts to increase sales in Japan and overseas. In the meantime, we are aiming to make a further shift to health-conscious appliances with extended range of products that employ our proprietary Plasmacluster Ion technology. Through this shift, we will improve the profitability. In the area of devices, we are aggressively developing one-of-a-kind LCDs that will boost our competitiveness in the LCD field. In addition to the Tenri Plant, we will start mass-production of System LCDs at our Mie No.3 Plant in response to a robust demand increase. We will also work to expand production of CCD and CMOS Imagers as well as high-capacity flash memory in order to support mobile phones with advanced features. With regard to photovoltaic power systems, Sharp has enhanced manufacturing capacity to meet the growing market demand.

Sharp is aggressively implementing a variety of measures to expand business. These include introducing new technologies for innovative production systems, working to slash costs company-wide and improving human resources management that is intended to motivate and empower our employees.

The following are the forecasts for the fiscal 2003:

Net sales	2,150.0 billion yen	+ 7.3% over the previous fiscal year
Operating income	110.0 billion yen	+ 10.6% over the previous fiscal year
Net income	50.0 billion yen	+ 53.4% over the previous fiscal year

The above figures are based on an exchange rate of ¥118.0 =US$1.00 for the fiscal 2003.

The company also plans to declare an annual dividend for fiscal 2003 of 16 yen per share (interim and year-end dividend of 8 yen each), an increase of 1 yen per share.

Note:
*The above estimates of operating results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual operating results may differ significantly from these estimates. The following factors may influence the figures for final reported business results.

- Significant changes in the political and economic situation in major markets (Europe, North America, Asia and Japan).
- Sudden, rapid fluctuations in product supply or demand in major markets.
- Large swings in foreign exchange markets (particularly in the dollar/euro markets)
- Significant fluctuations in valuation in capital markets
- Sudden, rapid changes in technology, etc.

**

The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

For the year ended March 31, 2003

Millions of Yen

Detail	Year ended March 31, 2003		Year ended March 31, 2002		Increase (Decrease)	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	746,404	37.2	655,679	36.3	+90,725	+13.8
Home Appliances	223,890	11.2	236,335	13.1	-12,445	-5.3
Information Equipment	376,106	18.8	382,062	21.2	-5,956	-1.6
Consumer/Information Products	1,346,400	67.2	1,274,076	70.6	+72,324	+5.7
I C s	124,773	6.2	116,099	6.4	+8,674	+7.5
LCDs	346,646	17.3	261,295	14.5	+85,351	+32.7
Other Electronic Components	185,391	9.3	152,328	8.5	+33,063	+21.7
Electronic Components	656,810	32.8	529,722	29.4	+127,088	+24.0
Total	2,003,210	100.0	1,803,798	100.0	+199,412	+11.1
(Domestic)	1,057,405	52.8	983,660	54.5	+73,745	+7.5
(Overseas)	945,805	47.2	820,138	45.5	+125,667	+15.3

Note: Starting from this period, some items previously included in Audio-Visual and Communication Equipment are included in Information Equipment. In this connection, the sales breakdowns of the previous year were indicated by rearranging the items according to this change.

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2003

Millions of Yen

Account	Year ended March 31, 2003		Year ended March 31, 2002		Increase (Decrease)	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	2,003,210	100.0	1,803,798	100.0	+199,412	+11.1
Cost of Sales	1,509,912	75.4	1,340,682	74.3	+169,230	+12.6
Selling, General and Administrative Expenses	393,832	19.6	389,531	21.6	+4,301	+1.1
Operating income	99,466	5.0	73,585	4.1	+25,881	+35.2
Other Income (Expenses)						
Interest and dividends income	5,642	0.3	7,291	0.4	-1,649	-22.6
Interest expense	(7,673)	0.4	(9,626)	0.5	+1,953	-20.3
Other, net	(40,110)	2.0	(51,387)	2.9	+11,277	-21.9
	(42,141)	2.1	(53,722)	3.0	+11,581	-21.6
Income before income taxes and minority interests	57,325	2.9	19,863	1.1	+37,462	+188.6
Income Taxes	24,326	1.3	8,469	0.5	+15,857	+187.2
Minority Interests in Income of Consolidated Subsidiaries	(405)	0.0	(83)	0.0	-322	+388.0
Net Income	32,594	1.6	11,311	0.6	+21,283	+188.2

[Reference]

	(Year ended March 31, 2003)	(Year ended March 31, 2002)
Depreciation and Amortization	145,818	133,947
R&D expenditures	152,145	144,744

SHARP CORPORATION

CONSOLIDATED BALANCE SHEETS

As of March 31, 2003

Millions of Yen

Account	March 31, 2003 [A]	March 31, 2002 [B]	Increase (Decrease) [A] − [B]
ASSETS			
Current Assets			
Cash, Time deposits, and Short-term investments	382,806	373,144	+9,662
Notes and accounts receivable, less Allowance for doubtful receivables	363,633	357,046	+6,587
Inventories	284,964	284,761	+203
Other current assets	79,072	69,073	+9,999
Total current assets	1,110,475	1,084,024	+26,451
Plant and Equipment, less Accumulated depreciation	672,987	637,244	+35,743
Investments and Other Assets	221,370	245,641	-24,271
Total assets	2,004,832	1,966,909	+37,923
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings, including current portion of long-term debt	242,545	320,055	-77,510
Notes and accounts payable	404,478	363,376	+41,102
Other current liabilities	171,385	130,031	+41,354
Total current liabilities	818,408	813,462	+4,946
Long-term Liabilities	275,454	215,961	+59,493
Total liabilities	1,093,862	1,029,423	+64,439
Minority Interests	8,854	10,630	-1,776
Shareholders' Equity			
Common stock	204,676	204,676	0
Additional paid-in capital	261,415	261,415	0
Retained earnings	507,871	492,163	+15,708
Unrealized gains (losses) on other securities	(2,803)	(5,340)	+2,537
Foreign Currency Translation Adjustments	(42,319)	(25,899)	-16,420
Less-Cost of treasury stock	(26,724)	(159)	-26,565
Total shareholders' equity	902,116	926,856	-24,740
Total liabilities, minority interests and shareholders' equity	2,004,832	1,966,909	+37,923

[Reference]

	(March 31, 2003)	(March 31, 2002)
Capital Investment	146,282	132,001
Interest-Bearing Debt	501,405	519,490

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2003

Millions of Yen

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	57,325	19,863	+37,462
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	134,975	121,172	+13,803
Interest and dividends income	(5,642)	(7,291)	+1,649
Interest expense	7,673	9,626	-1,953
Exchange loss	2,909	4,204	-1,295
Loss on sales and disposal of plant and equipment	3,803	6,790	-2,987
(Increase) decrease in notes and accounts receivable	(7,023)	52,297	-59,320
Increase in inventories	(5,500)	(3,616)	-1,884
Increase (decrease) in payable	43,836	(26,285)	+70,121
Other, net	42,906	1,838	+41,068
Total	275,262	178,598	+96,664
Interest and dividends received	6,042	7,875	-1,833
Interest paid	(7,694)	(10,586)	+2,892
Income taxes paid	(4,480)	(36,819)	+32,339
Net cash provided by operating activities	269,130	139,068	+130,062
Cash Flows from Investing Activities:			
Purchase of time deposits	(50,275)	(307,893)	+257,618
Proceeds from redemption of time deposits	50,914	313,021	-262,107
Purchase of short-term investments	(1,427)	(4,651)	+3,224
Proceeds from sales of short-term investments	25,161	34,166	-9,005
Acquisitions of plant and equipment	(171,703)	(194,291)	+22,588
Proceeds from sales of plant and equipment	2,702	2,747	-45
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(64,891)	(54,402)	-10,489
Proceeds from sales of investments in securities and nonconsolidated subsidiaries and affiliates	39,936	23,996	+15,940
Loans made	(20,468)	(12,756)	-7,712
Proceeds from collection of loans	18,217	13,720	+4,497
Other, net	6,001	22,249	-16,248
Net cash used in investing activities	(165,833)	(164,094)	-1,739
Cash Flows from Financing Activities:			
(Decrease) increase in short-term borrowings, net	(25,030)	63,746	-88,776
Proceeds from long-term debt	92,432	36,588	+55,844
Repayments of long-term debt	(82,905)	(30,042)	-52,863
Purchase of treasury stock	(26,565)	(22,214)	-4,351
Dividends paid	(15,453)	(15,701)	+248
Other, net	(326)	(238)	-88
Net cash provided by (used in) financing activities	(57,847)	32,139	-89,986
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,555)	2,618	-8,173
Net Increase in Cash and Cash Equivalents	39,895	9,731	+30,164
Cash and Cash Equivalents at Beginning of Year	231,404	221,673	+9,731
Cash and Cash Equivalents of A Newly Consolidated Subsidiary	413	—	+413
Cash and Cash Equivalents at End of Year	271,712	231,404	+40,308

SHARP CORPORATION

SEGMENT INFORMATION

For the year ended March 31, 2003

Millions of Yen

	Year ended March 31, 2003	Year ended March 31, 2002
Information by business segment		
Net Sales		
Consumer/Information Products		
Customers	1,346,400	1,274,076
Intersegment	5,997	5,663
Total	1,352,397	1,279,739
Electronic Components		
Customers	656,810	529,722
Intersegment	136,867	95,986
Total	793,677	625,708
Elimination	(142,864)	(101,649)
Consolidated	2,003,210	1,803,798
Operating Income		
Consumer/Information Products	43,646	34,836
Electronic Components	56,315	37,269
Elimination	(495)	1,480
Consolidated	99,466	73,585
Information by geographic segment (*1)		
Net Sales		
Japan		
Customers	1,256,238	1,151,607
Intersegment	452,100	360,506
Total	1,708,338	1,512,113
The Americas		
Customers	313,882	340,403
Intersegment	7,046	7,028
Total	320,928	347,431
Asia		
Customers	158,198	96,245
Intersegment	113,788	126,371
Total	271,986	222,616
Others		
Customers	274,892	215,543
Intersegment	89,569	72,501
Total	364,461	288,044
Elimination	(662,503)	(566,406)
Consolidated	2,003,210	1,803,798
Operating Income		
Japan	82,792	57,985
The Americas	3,382	6,785
Asia	3,422	2,944
Others	7,993	6,255
Elimination	1,877	(384)
Consolidated	99,466	73,585
Overseas sales (*2)		
The Americas	336,815	370,490
Asia	270,618	174,017
Europe	235,168	188,840
Others	103,204	86,791
Total	945,805	820,138

Note(*1): "Others" includes Europe, China, Middle East and Oceania.

Note(*2): Starting from this period, China, which was previously inclueded in "Asia" , is included in "Others", and Central and South America, which was previously included in "Others", is included in "The Americas" together with North America.

(TRANSLATION FOR REFERENCE ONLY)

May 30, 2003

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 109TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 109th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the "Company") as per the description below and invite your attendance.

DESCRIPTION

1. DATE AND TIME : 10:00 A.M., (Wednesday) June 25, 2003

2. PLACE : Our company building at 22-22, Nagaike-cho, Abeno-ku, Osaka

3. PURPOSE OF THE MEETING :

Report : The Business Report, Balance Sheets and Statements of Income for the 109th Term(from April 1, 2002 to March 31, 2003)

Resolution :

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 109th Term

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

Proposal No.3: Acquisition of Treasury Shares

Proposal No.4: Election of 27 Directors of the Company

Proposal No.5: Election of 1 Statutory Auditor of the Company

Proposal No.6: Payment of Retirement Remuneration for Retiring Directors

Proposal No.7: Payment of Retirement Remuneration for a Retiring Statutory Auditor

[Attachment 1]

BALANCE SHEETS (based on non-consolidated results)

As of March 31, 2003

(Millions of Yen)

ASSETS	
Current Assets	**751,789**
Cash and deposits	324,941
Notes receivable	623
Accounts receivable	236,271
Finished goods	33,842
Raw materials, supplies and work in process	78,954
Prepaid expenses	744
Deferred tax assets	21,756
Non-trade accounts receivable	36,980
Other current assets	17,689
Allowance for doubtful receivables	- 14
Fixed Assets	**860,521**
Tangible Fixed Assets	**568,717**
Buildings	172,420
Structures	11,648
Machinery and equipment	244,425
Vehicles and carriers	180
Tools and furniture	38,832
Land	47,938
Construction in progress	53,271
Intangible Fixed Assets	**27,670**
Patent, trade mark and rights to use facilities	1,049
Software	26,620
Investments, and Other Assets	**264,133**
Investment in securities	42,594
Investment in subsidiaries	161,930
Long-term prepaid expenses	17,924
Deferred tax assets	34,369
Other fixed assets	7,386
Allowance for doubtful Receivables	- 72
Total Assets	**1,612,310**

LIABILITIES	
Current Liabilities	**555,765**
Notes payable	11,543
Accounts payable	274,055
Short-term borrowings	20,026
Current portion of straight bonds	10,000
Commercial paper	60,000
Accounts payable-other	53,023
Accrued expenses	56,527
Accrued income taxes	34,194
Advances and deposits received	11,903
Accrued employees' bonuses	21,100
Accrued product warranty	2,450
Other current liabilities	941
Long-term Liabilities	**183,861**
Straight bonds	90,000
Convertible bonds	26,951
Long-term borrowings	60,030
Allowance for severance and pension benefits	6,880
Total Liabilities	**739,627**
SHAREHOLDERS' EQUITY	
Common Stock	**204,675**
Additional Paid-in Capital	**261,415**
Capital reserve	261,415
Retained Earnings	**436,213**
Legal reserve	26,115
Reserve for special Depreciation	566
Deferred capital gains on sales of property	2,722
Special deferred capital gains on sales of property	555
Severance benefits reserve	1,756
Dividend reserve	2,900
General reserve	369,950
Unappropriated retained earnings	31,649
(Current net income portion)	(28,409)
Net Unrealized Holding Losses on Securities	**- 2,896**
Treasury Stock	**- 26,724**
Total Shareholders' Equity	**872,683**
Total Liabilities and Shareholders' Equity	**1,612,310**

(TRANSLATION FOR REFERENCE ONLY)

[Attachment 2]

STATEMENTS OF INCOME (based on non-consolidated results)

For the year ended March 31, 2003

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		1,552,211
Cost of sales		1,275,911
Selling, general and administrative expenses		199,527
Operating income		76,772
Non-operating income and expenses		
Non-operating income		33,954
Interest and dividends	11,132	
Other income	22,821	
Non-operating expenses		37,925
Interest expenses	3,585	
Other expenses	34,340	
Recurring Profit		**72,801**
Special Items		
Special income		6,600
Gain on sales of tangible fixed assets	869	
Gain on return of substituted portion of employee pension fund	5,731	
Special losses		32,743
Loss on sales and disposal of tangible fixed assets	3,352	
Loss on sales / Impairment of investments in securities	29,390	
Income before Income Taxes		**46,659**
Corporate income, inhabitant and business taxes		34,720
Adjustment to income taxes		- 16,470
Net Income		**28,409**
Unappropriated retained earnings carried forward		10,929
Interim dividend		7,689
Unappropriated Retained Earnings at End of Year		**31,649**

(TRANSLATION FOR REFERENCE ONLY)

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Number of the voting rights of all shareholders : 1,083,894

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 109th Term

Considering results for the term and business development in the future etc., we recommend that retained earnings be appropriated as stated following the proposed appropriation of retained earnings.

Regarding the dividends for the term, in order to respond to the continuing support from shareholders, we recommend that there be an annual dividend of ¥15 per share, which is an increase of ¥1 per share compared to the dividend for the previous term. Since we have already paid an interim dividend of ¥7 per share on December 2, 2002, we recommend that the year-end dividend be ¥8 per share.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year	31,649,676,600
Reversal of reserve for special depreciation	119,000,000
Reversal of special deferred capital gains on sales of property	555,000,000
Total	32,323,676,600
The above sum shall be disposed of as follows:	
Dividend	8,718,841,408
(¥8 per share)	
Bonuses to directors and statutory auditors	255,000,000
(Directors' bonus)	(237,000,000)
(Statutory auditors' bonus)	(18,000,000)
Deferred capital gains on sales of property	1,674,000,000
General reserve	4,000,000,000
Total	14,647,841,408
Unappropriated retained earnings carried over	17,675,835,192

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

1. Reasons for Amendment:
   (1) Since the Law Concerning Amendments to Certain Provisions of the Commercial Code and Special Laws for the Commercial Code regarding Audit of Joint Stock Company (Law No. 149 of 2001) were enforced as of May 1, 2002, and thereby the terms of office of auditors extended from three years to four years, the company shall amend Article 24 of the current Articles of Incorporation.

(2) Since the Law Concerning Amendments to Certain Provisions of the Commercial Code was enforced as of April 1, 2003 (Law No. 44 of 2002), the company shall make the following amendments.

* A new system was introduced that allows shareholders with shares less than one unit (*tangen*) to request a company to transfer additional shares that would result in one unit together with already owned shares less than one unit pursuant to its Articles of Incorporation. Considering the shareholders' benefits and convenience, the company shall adopt this new system and provide a new Article 6 to incorporate this system into the Articles of Incorporation. In relation to this amendment to the Articles of Incorporation, Articles 6 to 33 shall be all renumbered and hence moved down by one. The company shall also make necessary amendments to current Articles 7 through 9.
* A new system for the forfeiture of share certificates was introduced. The company shall make necessary amendments to current Article 9 in relation to this new system.
* An ease-up on the quorum for the special resolution of the shareholders meeting under Article 343 of the Commercial Code has been permitted. In relation to this, the company shall amend current Article 12, Paragraph 2 and also make other necessary changes accordingly. In addition to such amendment, the company shall also clarify the requirements for the resolution of the election of directors and auditors, prescribed in current Article 16, Paragraph 2 and Article 23, Paragraph 2, respectively.

(3) To promptly respond to changes in the business environments and to clarify management responsibility for each business year, the company shall amend the term of office of directors prescribed in current Article 18 from two years to one year.

2. Contents of Amendment

The contents of the proposed amendment are as follows:

(Amended portions underlined)

Current Articles of Incorporation	After the Proposed Amendment
(New provision)	<u>(Additional Purchase of Shares less than one Unit of Shares (*Tangen*))</u> <u>Article 6</u> <u>Shareholders (including the beneficial owners, hereinafter the same.) who own shares less than a unit (*tangen*) of shares may request the Company to sell shares which will result in one unit together with the shares less than a unit (*tangen*) already held by such shareholder pursuant to the Share Handling Regulations.</u>
Article <u>6</u> (omitted)	Article <u>7</u> (Same as the current Articles of Incorporation)

Current Articles of Incorporation	After the Proposed Amendment
(Handling of shares) Article 7 Except as provided for by laws or ordinances or by these Articles of Incorporation, the handling of registration of transfer of shares, purchase of shares of less than a unit (*tangen*) and other matters relating to shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.	(Handling of shares) Article 8 Except as provided for by laws or ordinances or by these Articles of Incorporation, the handling of registration of transfer of shares, purchase and additional purchase of shares of less than a unit (*tangen*) and other matters relating to shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Record date) Article 8 The Company shall deem shareholders (including the beneficial owners, hereinafter the same) entitled to vote, registered or recorded on the shareholders' register (including the beneficial owners list, hereinafter the same) as of the end of each business term, as being entitled to exercise their voting rights at the ordinary general meeting of shareholders. In addition to the preceding paragraph, the Company, when necessary and upon prior public notice by a resolution of the Board of Directors, may deem shareholders or registered pledgees, registered or recorded on the shareholders' register as of such date as may be determined as being entitled to exercise their rights.	(Record date) Article 9 The Company shall deem shareholders (including the beneficial owners, hereinafter the same) entitled to vote, registered or recorded on the shareholders' register as of the end of each business term, as being entitled to exercise their voting rights at the ordinary general meeting of shareholders. In addition to the preceding paragraph, the Company, when necessary and upon prior public notice by a resolution of the Board of Directors, may deem shareholders or registered pledgees, registered or recorded on the shareholders' register as of such date as may be determined as being entitled to exercise their rights.
(Transfer agent) Article 9 The Company shall have a transfer agent with respect to its shares. Transfer agent and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. The Company's shareholders' register shall be maintained at the handling office of the transfer agent, and registration of transfer of shares, purchase of shares of less than a unit (*tangen*) and other matters relating to shares shall be handled by the transfer agent but not by the Company.	(Transfer agent) Article 10 The Company shall have a transfer agent with respect to its shares. Transfer agent and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. The Company's shareholders' register and register of the lost share certificates shall be maintained at the handling office of the transfer agent, and registration of transfer of shares, purchase and additional purchase of shares of less than a unit (*tangen*) and other matters relating to shares shall be handled by the transfer agent but not by the Company.
Articles 10 through 11 (Omitted)	Articles 11 through 12 (Same as the current Articles of Incorporation)

Current Articles of Incorporation	After the Proposed Amendment
(Method of adopting resolutions) Article 12 Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present; provided, however, that if the provisions of laws or ordinances provide otherwise, such provisions shall govern.	(Method of adopting resolutions) Article 13 Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present; provided, however, that if the provisions of laws, ordinances or this Articles of Incorporation provide otherwise, such provisions shall govern.
(New provision)	Resolution of a shareholders' meeting under Article 343 of the Commercial Code requires the presence of shareholders whose voting rights are in total one-third or more of the voting rights of all shareholders of the Company and approval of shareholders whose voting rights are two-thirds or more of such voting rights.
Articles 13 through 15 (Omitted)	Articles 14 through 16 (Same as the current Articles of Incorporation)
(Election of Directors) Article 16 Directors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company shall be required for the election mentioned in the preceding paragraph. The election of Directors shall not be made by cumulative voting.	(Election of Directors) Article 17 Directors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company and approval of majority of such voting rights shall be required for the election mentioned in the preceding paragraph. The election of Directors shall not be made by cumulative voting.
Article 17 (Omitted)	Article 18 (Same as the current Articles of Incorporation)
(Term of office of Directors) Article 18 The term of office of Directors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within two years after their assumption of office. The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall be up to the time when the term of office of the other Directors is to expire.	(Term of office of Directors) Article 19 The term of office of Directors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within one year after their assumption of office. The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall be up to the time when the term of office of the other Directors is to expire.
Articles 19 through 22 (Omitted)	Articles 20 through 23 (Same as the current Articles of Incorporation)

Current Articles of Incorporation	After the Proposed Amendment
(Election of Corporate Auditors) Article 23 Corporate Auditors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company shall be required for the election mentioned in the preceding paragraph.	(Election of Corporate Auditors) Article 24 Corporate Auditors shall be elected at a general meeting of shareholders. The presence of holders of one-third or more of the voting rights of all shareholders of the Company and approval of majority of such voting rights shall be required for the election mentioned in the preceding paragraph.
(Term of office of Corporate Auditors) Article 24 The term of office of Corporate Auditors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within three years after their assumption of office. The term of office of a Corporate Auditor elected to fill a vacancy shall be up to the time when the term of office of the retiring Corporate Auditor is to expire.	(Term of office of Corporate Auditors) Article 25 The term of office of Corporate Auditors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within four years after their assumption of office. The term of office of a Corporate Auditor elected to fill a vacancy shall be up to the time when the term of office of the retiring Corporate Auditor is to expire.
Articles 25 through 33 (Omitted)	Articles 26 through 34 (Same as the current Articles of Incorporation)

Proposal No.3: Acquisition of Treasury Shares

In order to cope with the changes in the corporate environment and to enable prompt implementation of the capital policy, the Company requests the shareholders to approve of acquisition of up to 20 million ordinary shares of the Company, totaling up to ¥30 billion in purchase price, from the close of this general meeting of shareholders to the close of the immediately following general meeting of shareholders, pursuant to Article 210 of the Commercial Code.

Proposal No.4: Election of 27 Directors of the Company

The term of office of all directors (27 directors) will expire at the end of this Ordinary General Meeting, we recommend that 27 directors be elected.

The candidates for the directors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Katsuhiko Machida	June 22, 1943	President
2	Shigeo Misaka	September 26,1940	Corporate Senior Executive Vice President Chief Technology Officer
3	Hiroshi Saji	April 28,1941	Corporate Senior Executive Vice President Chief General Administration Officer

Name of Candidates		Date of Birth	Current Position
4	Zempei Tani	January 28,1943	Corporate Senior Executive Vice President LCD Business and Group General Manager of Mie-Kameyama Production Group
5	Buheita Fujiwara	April 24,1940	Corporate Senior Executive Director and Group General Manager of Tokyo Branch
6	Akihiko Kumagai	December 15,1941	Corporate Senior Executive Director and Group General Manager of Human Resources Group
7	Terumasa Yoneda	April 12,1942	Corporate Senior Executive Director and Group General Manager of Sales and Marketing Group Electronic Components and Devices
8	Toshishige Hamano	July 28,1946	Corporate Senior Executive Director and Group General Manager of International Business Group
9	Keiichi Miyata	June 19,1943	Corporate Senior Executive Director and Group General Manager of Electronic Components (Elecom) Group
10	Masaaki Ohtsuka	December 7,1942	Corporate Senior Executive Director and Group General Manager of Domestic Sales and Marketing Group
11	Kensuke Yamada	October 21,1942	Corporate Executive Director and Environmental Management and Group General Manager of Environmental Protection Group
12	Akira Mitarai	January 2,1942	Corporate Executive Director and Communication Systems Business
13	Toshiaki Urushisako	January 5,1945	Corporate Executive Director and Group Deputy General Manager of International Business Group and Chief Executive Officer of North/South American Operations and Chairman of the Board of Sharp Electronics Corporation
14	Yoichi Sakai	June 7,1942	Corporate Executive Director and General Manager of IT Strategic Planning
15	Shigeo Nakabu	February 12,1947	Corporate Executive Director and Group General Manager of AVC Liquid Crystal Display Group
16	Kenji Ohta	February 21,1948	Corporate Executive Director and Group General Manager of Corporate Research and Development Group
17	Toshiyuki Tajima	February 8,1947	Corporate Director and Group Deputy General Manager of International Business Group
18	Hideaki Kamitsuma	May 20,1942	Corporate Director and Group General Manager of International Marketing Group - Communication Products

	Name of Candidates	Date of Birth	Current Position
19	Takashi Nakagawa	June 10,1945	Corporate Director and General Manager of Management Planning Board
20	Yoshiaki Ibuchi	January 12,1947	Corporate Director and Group General Manager of Digital Document Systems Group
21	* Masafumi Matsumoto	October 18,1948	Group General Manager of Communication Systems Group
22	* Itsuro Kato	March 12,1947	Group General Manager of Appliance Systems Group
23	* Yoshiki Sano	December 20,1949	Group General Manager of Integrated Circuits Group
24	* Mikio Katayama	December 12,1957	Group General Manager of Mobile-LCD Group
25	* Takashi Okuda	August 19,1953	Group General Manager of Audio-Visual Systems Group
26	* Tetsuo Onishi	June 18,1954	Group General Manager of Corporate Accounting and Control Group
27	* Tohru Okuda	December 22,1950	Group General Manager of Production Technology Development Group

The asterisks (*) denote new candidates.

Proposal No.5: Election of 1 Statutory Auditor of the Company

The term of office of the statutory auditor, Mr.Hiroshi Iyori will expire at the end of this Ordinary General Meeting, we recommend that 1 statutory auditor be elected.

The candidate for the statutory auditor is as follows:

Name of Candidate	Date of Birth	Current Position
Hiroshi Chumon	March 8,1937	President of Horse Racing Protection Foundation

(Note) Mr.Hiroshi Chumon (Former Position : Chief of Osaka Prefectural Police Headquarters) is a candidate of outside auditor prescribed in Article 18, paragraph 1 of the Special Laws for the Commercial Code regarding Audit of Joint Stock Company.

Proposal No.6: Payment of Retirement Remuneration for Retiring Directors

We recommend the payment of retirement remuneration to each of Messers. Magohiro Aramoto, Seiji Shiotsu, Toru kawata, Masaya Hijikigawa, Shintaro Hashimoto, Teruhiko Kondoh and Taiji Nishizawa, the directors to be retired at the end of this Ordinary General Meeting, in a proper amount in conformity with our decided standard of payment of retirement remuneration, in order to compensate them for their services during their terms of offices.

As regards the retirement remuneration of the above retiring directors, we hope that you will delegate to the Board of Directors the authority to decide the appropriate amount, time and method of payment.

Proposal No.7: Payment of Retirement Remuneration for a Retiring Statutory Auditor

We recommend the payment of retirement remuneration to Mr. Hiroshi Iyori, the statutory auditor to be retired at the end of this Ordinary General Meeting, in a proper amount in conformity with our decided standard of payment of retirement remuneration, in order to compensate them for their services during their terms of offices.

As regards the retirement remuneration of the above retiring statutory auditor, we hope that you will delegate to the consultation of the statutory auditors the authority to decide the appropriate amount, time and method of payment.

- End -